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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Stover,                 David                           A.
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   (Last)                           (First)             (Middle)

900 Victors Way, Suite 350
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                                    (Street)

Ann Arbor,              MI                              48108
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Omega Healthcare Investors, Inc. (OHI)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


July, 1999
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

Vice President, Chief Financial Officer
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7. Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                             1/4/99       A(1)    V       2,930        A     $30.188                    D
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Common Stock                            Various       A(2)    V       1,972        A     $23.855                    D
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Common Stock                            7/15/99       A       V       1,729        A     $23.125    36,777          D        (3)
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Common Stock                            7/15/99       A       V         865        A     $23.125       865          I        (4)
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(1) Represents 2,930 shares of Restricted Stock granted under the Company's Stock Option and Restricted Stock Plan in which shares
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    vest 25% on each of July 4, 1999, January 4, 2000, January 4, 2001 and January 4, 2002.
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(2) Represents shares acquired through the Company's Dividend Reinvestment Plan.
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(3) Includes 865 shares owned jointly with wife, Claudia M. Stover.
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(4) Owned directly by Claudia M. Stover.  David A. Stover disclaims beneficial ownership in these shares.
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Options                                A    V   27,500        *        *       Common    27,500           100,589    D
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* On January 4, 1999, 3,312 incentive stock options and 24,188 non-qualified stock options were granted to the undersigned.  Options
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  are exercisable as to one-third of the shares after January 4, 2000, as to an additional one-third of the shares after January 4,
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  2001 and as to the remaining balance after January 4, 2002 all at an exercise price of $30.1875.  Incentive and non-qualified
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  options expire 10 and 11 years, respectively, after date of grant.
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Explanation of Responses:


/s/ David A. Stover                                         August 2, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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